# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 374Water Inc., CIK 0000933972
CUSIP: 88583P203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0002114378
Persons authorized to receive notices and communications: Robert B. Macaulay, Carlton Fields, P.A., 700 NW 1st Avenue, Miami, Florida (FL), 3313, (305) 530-0050

## Reporting persons
- Richard H. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 390,379; shared voting power 17,053; sole dispositive power 390,379; shared dispositive power 17,053; aggregate amount beneficially owned 407,432 (2.4% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) For rows 7 and 9, shares reported consist of 114,379 shares of common stock, 6,000 shares issuable upon the exercise outstanding warrants exercisable within 60 days, and options to purchase 270,000 shares of common stock that are either exercisable or will become exercisable within 60 days.
  (3) For rows 8 and 10, shares reported consist of 16,053 shares held by the reporting person's spouse and 1,000 shares held by Darby Shore Management Inc., a Florida corporation of which the reporting person is an officer, director, and 25% shareholder and may be deemed to have voting and investment power over the shares held by such corporation.
- Stephen H. McKnight (CIK 0002114378): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 196,000; shared voting power 7,500; sole dispositive power 196,000; shared dispositive power 7,500; aggregate amount beneficially owned 203,500 (1.2% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Shares beneficially owned include (i) 12,000 shares issuable upon the exercise of warrants exercisable within 60 days; (ii) 1,500 shares held by the Stephen H. McKnight Revocable Trust, of which the reporting person is the sole trustee; and (iii) 7,500 shares held by the reporting person's adult daughter and over which the reporting person has shared voting and dispositive power. The shares references in clause (iii) had been omitted from prior filings inadvertently.
- Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 70,867; sole dispositive power 0; shared dispositive power 70,867; aggregate amount beneficially owned 70,867 (0.4% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- William R. Greenfield: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,000; shared voting power 28,834; sole dispositive power 15,000; shared dispositive power 28,834; aggregate amount beneficially owned 43,834 (0.3% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) The 28,834 shares are held by the Greenfield Irrevocable Family Trust, of which Mr. Greenfield's wife, Margaret Greenfield, is the sole trustee and beneficiary.
- Bryce Allan Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 410,086; shared voting power 0; sole dispositive power 410,086; shared dispositive power 0; aggregate amount beneficially owned 410,086 (2.4% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- Ligi Investments LLLP: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 48,000; sole dispositive power 0; shared dispositive power 48,000; aggregate amount beneficially owned 48,000 (0.3% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Jennifer P. Ligeti is the Manager of General Partner of Ligi Investments LLLP and has voting and investment power over the shares owned thereby.
- Kevin J. Lockwood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 101,000; shared voting power 0; sole dispositive power 101,000; shared dispositive power 0; aggregate amount beneficially owned 101,000 (0.6% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- John McClure: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 41,000; shared voting power 0; sole dispositive power 41,000; shared dispositive power 0; aggregate amount beneficially owned 41,000 (0.2% of the class)
  Comment: _________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Shares beneficially owned include 6,500 shares held by the Georgia Marie McClure Revocable Trust dated 12/20/1996, of which the reporting person is the sole trustee.
- Stephen H. McKnight Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 86,043; shared voting power 0; sole dispositive power 86,043; shared dispositive power 0; aggregate amount beneficially owned 86,043 (0.5% of the class)
  Comment: (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- Christopher L. Tucker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,964; shared voting power 0; sole dispositive power 17,964; shared dispositive power 0; aggregate amount beneficially owned 17,964 (0.1% of the class)
  Comment: (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: 374Water Inc.
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Comment:
Explanatory Note

This Amendment No. 3 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 3") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on December 12, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 16, 2026 and Amendment No. 2 thereto filed on January 5, 2026 (as amended, the "Schedule 13D"). This Amendment No. 3 is being filed to reflect (i) the departure of Yaacov (Kobe) Nagar from the "group," as that term is used in Section 13(d) of the Exchange Act and the rules thereunder, on January 22, 2026 as reported in the amendment to Mr. Nagar's Schedule 13D filed on January 26, 2026, and (ii) dissolution of the "group," as that term is used in Section 13(d) of the Exchange Act and the rules thereunder, among the Reporting Persons on February 8, 2026. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. This Amendment No. 3 constitutes an "exit filing" for each of the Reporting Persons except for Mr. Nagar, who has filed an amendment to his own Schedule 13D on January 26, 2026. This Amendment No. 3 is being filed late due to delays encountered with the enrollment and account authorization within the SEC's EDGAR Next System.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons reported on Amendment No. 2 to the Schedule 13D filed on January 5, 2026 are no longer deemed to be a "group," as that term is used in Section 13(d) of the Exchange Act and the rules thereunder.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As disclosed in Amendment No. 2 to the Schedule 13D filed by Yaacov (Kobe) Nagar on January 23, 2026, Mr. Nagar was no longer a member of the group as of January 22, 2026.

On February 8, 2026, the Issuer appointed Mr. McKnight to the Board, effective February 9, 2026, to fill the vacancy created by the resignation of James Vanderhider from the Board. Mr. Vanderhider's resignation and Mr. McKnight's appointment were made in accordance with the Agreement between Mr. Nagar and the Issuer. Mr. McKnight is the third candidate that was mutually acceptable to both the Issuer and Mr. Nagar pursuant to the terms of the Agreement. Accordingly, the Reporting Persons have each determined independently that they are no longer deemed to be acting as a "group," as that term is used in Section 13(d) of the Exchange Act and the rules thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

(a) As a result of the developments between the Reporting Persons and the Issuer, as discussed under Item 4, the Reporting Persons are no longer deemed to be a "group," as that term is used in Section 13(d) of the Exchange Act and the rules thereunder.

## Signatures
- Richard H. Davis: /s/ Richard H. Davis, Richard H. Davis (03/05/2026)
- Stephen H. McKnight: /s/ Stephen H. McKnight, Stephen H. McKnight (03/05/2026)
- Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022: /s/ Marlys A. Ehrman, Marlys A. Ehrman, Trustee (03/11/2026)
- William R. Greenfield: /s/ William R. Greenfield, William R. Greenfield (03/09/2026)
- Bryce Allan Johnson: /s/ Bryce Allan Johnson, Bryce Allan Johnson (03/11/2026)
- Ligi Investments LLLP: /s/ Jennifer Ligeti, Jennifer Ligeti, Manager (03/09/2026)
- Kevin J. Lockwood: /s/ Kevin J. Lockwood, Kevin J. Lockwood (03/05/2026)
- John McClure: /s/ John McClure, John McClure (03/09/2026)
- Stephen H. McKnight Jr.: /s/ Stephen H. McKnight Jr., Stephen H. McKnight Jr. (03/11/2026)
- Christopher L. Tucker: /s/ Christopher L. Tucker, Christopher L. Tucker (03/06/2026)